Exhibit 99.1

NewGen Eliminates Convertible Note and Warrant Overhang with a Significant
Investor, Enters Into Settlement Agreement Strengthening Capital Structure

NewGen to repurchase all outstanding convertible notes and warrants previously held by a significant investor in move to strengthen its capital structure

Settlement to eliminate potential dilution from convertible notes and warrants

Company views that this will position the Company’s market capitalization to be undervalued relative to net assets

BANGKOK, June 16, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”) today announced that it has entered into a Repurchase and Forbearance Agreement (the “Settlement Agreement”) with a significant investor (the “Investor”). Under the terms of the Settlement Agreement, NewGen will repurchase all outstanding convertible notes and warrants previously issued to the Investor (the “Original Securities”) pursuant to the securities purchase agreements entered into between the parties in August 2024 and April 2025 (the “Existing Securities Purchase Agreements”), and the Investor will forbear from converting the outstanding convertible notes, exercising the outstanding warrants, and effectuating additional closings under the Existing Securities Purchase Agreements, subject to the terms of the Settlement Agreement.

The Original Securities consist of senior convertible notes and certain warrants issued under the Existing Securities Purchase Agreements, the outstanding amounts and terms of which are set forth in the Settlement Agreement and the Company’s prior filings with the SEC.

Effective as of today, the Investor shall forbear conversion of existing notes, exercise of warrants, and effectuating additional closings under the Existing Securities Purchase Agreements, for so long as the Company is not in default of its obligations thereunder. The convertible notes will be repurchased and cancelled upon full payment of the note purchase price, and the warrants will be repurchased and cancelled upon full payment of the warrant purchase price, removing potential equity dilution.

The Company expects to emerge from the Settlement Agreement with a more simplified capital structure that provides greater clarity for existing and prospective shareholders.

The aggregate consideration under the Settlement Agreement is payable pursuant to a scheduled instalment payment plan extending through late 2027. The Company may prepay all or any portion of the outstanding amounts at any time without penalty. Details of the Settlement Agreement may be viewed in the Company’s Form-6-K filed with the SEC today.

Management and the board believe that the extinguishment of the potential dilution represents a meaningful reset for the Company’s capital structure and equity value profile. Following the removal of these instruments, management believes the Company’s equity value will more accurately reflect its underlying net asset position and long-term value potential. The Company views that it is better positioned for improved investor visibility and continued execution of initiatives intended to enhance shareholder value.

Alfred Siu, Founder, Chairman and Chief Executive Officer of NewGen, commented, “This settlement represents a pivotal moment for NewGen. By eliminating potential dilution from the convertible note and warrants, we believe we are strengthening our capital structure. With a clear capital structure, we believe the market will have greater clarity to recognize the intrinsic value of our diversified portfolio of assets. We remain committed to executing on our strategic initiatives and delivering long-term value for our shareholders.”

The Company will continue to evaluate strategic alternatives to further enhance shareholder value, including potential future financings that do not carry similar dilutive overhang structures. With a clean capital structure in place, the Company is better positioned to pursue value-accretive strategic investments, including the potential expansion of its existing stake in K25.ai. In parallel, management recently adopted a Digital Asset Treasury strategy as part of its broader plan to diversify reserve assets and enhance long-term shareholder value.

About NewGenIVF Group Limited

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional growth company pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through “NewGenProperty,” focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital,” focused on digital asset and DeFi solutions; and “NewGenSup,” focused on health and longevity products and solutions. NewGenIVF’s legacy business involves IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. The information contained on, or accessible through, NewGenIVF’s website is not incorporated by reference into this press release and should not be considered part of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, Section 27A of the Securities Act of 1933, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “committed,” “positioned,” “outlook,” “would,” “may,” “potential,” “aim,” “seek,” “project,” and similar expressions, or their negatives, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, but are not limited to, statements that: the Company will repurchase all outstanding convertible notes and warrants previously issued to the Investor; the anticipated effect of the Settlement Agreement and the Investor’s forbearance in reducing near-term conversion and exercise risk and simplifying the Company’s capital structure; the expectation that the Company is better positioned for improved investor visibility, and that the market would recognise its net asset value; the Company’s ability to satisfy its scheduled instalment payment obligations through late 2027 and to exercise the optional prepayment feature; the Company’s stated intention to pursue the potential expansion of its existing stake in K25.ai; management’s planned implementation of its Digital Asset Treasury strategy; and the Company’s stated intention to continue evaluating opportunities to further strengthen its balance sheet and capital structure.

These forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, among others: the risk that the Company fails to meet one or more of its scheduled installment payment obligations, which could result in termination of the Investor’s forbearances and reinstatement of the Investor’s conversion, exercise and additional closing rights; market risks which may impact investor visibility and market recognition of the Company’s value; the Company’s ability to maintain sufficient liquidity to fund ongoing operations and satisfy its payment obligations under the Settlement Agreement through late 2027; risks associated with the Company’s Digital Asset Treasury strategy, including the price volatility of digital assets; evolving and uncertain regulatory treatment of digital assets and staking activities; management’s limited prior experience in the digital asset sector; risks related to the Company’s ongoing business transformation and the strain such transformation places on management and operational resources; the risk that the Company’s potential expansion of its stake in K25.ai or the valuation of that investment is not realized or declines; and other risks and uncertainties described in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts

ICR, LLC
Robin Yang
Phone: +1 (212) 537-3847
Email: NewgenivfIR@icrinc.com

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